October 25, 2016

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On September 2, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Catalyst/Lyons Tactical Allocation Fund, Catalyst/Lyons Hedged Premium Return Fund, and Catalyst Hedged Commodity Strategy Fund (each a “Fund” and, together, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on October 14, 2016, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please fill in all blanks and missing information in a subsequent amendment.

Response. The Registrant has filled in all blanks and missing information.

Prospectus:

Fund Summary – All Funds

Comment 2. In the footnote to the fee tables regarding the expense caps, revise the disclosure to remove reference to the adviser’s ability to terminate.

Response. The Registrant has revised the footnotes as follows:

This agreement may only be terminated by the Fund's Board of Trustees on 60 days' written notice to the advisor ~~, by the advisor with the consent of the Board~~ and upon the termination of the Management Agreement between the Trust and the advisor.

Comment 3. Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response. Registrant has reviewed the prospectus and, after consideration of the Barry Miller letter, registrant believes the disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter.

Comment 4. In “Performance”, please consider adding a footnote noting that the performance shown is for the Fund’s prior strategy.

Response. Form N-1A does not require this disclosure, and the General Instructions to Form N-1A state that additional information beyond what is required may not be added Items 2 through 8, so the Registrant has not added the footnote requested.

Comment 5. Please provide the performance information for the Funds at least 1 week before the effective date of the Registration Statement.

Response. The Registrant has included the performance information for Catalyst/Lyons Tactical Allocation Fund and Catalyst/Lyons Hedged Premium Return Fund below. The Catalyst Hedged Commodity Strategy Fund does not yet have performance to show as it does not yet have a full calendar of investment operations.

Catalyst/Lyons Tactical Allocation Fund

Performance:

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Tactical Allocation Fund by showing the total return of its Class A shares for each full calendar year, and by showing how its average annual returns compare over time with those of a broad measure of market performance. Although Class C and Class I shares would have similar annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class C and Class I shares would be different from Class A shares because Class C and Class I shares have different expenses than Class A shares. Sales charges are reflected in the information shown below in the table, but the information shown in the bar chart does not reflect sales charges, and, if it did, returns would be lower. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future. Updated performance information is available at no cost by calling 1-866-447-4228.

Annual Total Returns

During the period shown in the bar chart, the highest return for a quarter was 13.05% (quarter ended December 31, 2016), and the lowest return for a quarter was (5.74)% (quarter ended September 30, 2015). The Fund’s Class A year-to-date return for the period ended September 30, 2016 was 4.30%.

Average Annual Total Returns

(for the periods ended December 31, 2015)

Class A	1 Year	Since inception (7/2/2012)
Return Before Taxes	(8.89)%	12.16%
Return After Taxes on Distributions	(11.27)%	10.08%
Return After Taxes on Distributions and Sale of Fund Shares	(4.30)%	8.88%
Class C
Return Before Taxes	(4.09)%	13.25%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	14.64%
Class I		Since inception (6/6/2014)
Return Before Taxes	(3.04)%	2.32%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	5.21%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns are only shown for Class A shares. After-tax returns for Class C and Class I shares will vary.

Catalyst/Lyons Hedged Premium Return Fund

Performance:

The bar chart and accompanying table shown below provide an indication of the risks of investing in the Global Appreciation Fund by showing the total return of its Class A shares for each full calendar year, and by showing how its average annual returns compare over time with those of a broad measure of market performance. Although Class C and Class I shares would have similar annual returns to Class A shares because the classes are invested in the same portfolio of securities, the returns for Class C and Class I shares would be different from Class A shares because Class C and Class I shares have different expenses than Class A shares. Sales charges are reflected in the information shown below in the table, but the information shown in the bar chart does not reflect sales charges, and, if it did, returns would be lower. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how it will perform in the future. Updated performance information is available at no cost by calling 1-866-447-4228.

Annual Total Returns

During the period shown in the bar chart, the highest return for a quarter was 11.65% (quarter ended December 31, 2014), and the lowest return for a quarter was (9.21)% (quarter ended September 30, 2015). The Fund’s Class A year-to-date return for the period ended September 30, 2016 was (3.65)%.

Average Annual Total Returns
(for the periods ended December 31, 2015)

Class A	1 Year	Since inception (12/31/2013)
Return Before Taxes	(14.31)%	1.24%
Return After Taxes on Distributions	(19.88)%	(2.29)%
Return After Taxes on Distributions and Sale of Fund Shares	(7.95)%	(0.49)%
Class C
Return Before Taxes	(10.14)%	3.46%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	7.36%
Class I		Since inception (6/6/2014)
Return Before Taxes	(9.13)%	1.46%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	1.38%	5.21%

After-tax returns are calculated using the highest historical individual federal marginal income tax rate and do not reflect the impact of state and local taxes. Actual after-tax returns depend on a shareholder’s tax situation and may differ from those shown. After-tax returns are not relevant for shareholders who hold Fund shares in tax-deferred accounts or to shares held by non-taxable entities. After-tax returns are only shown for Class A shares. After-tax returns for Class C and Class I shares will vary.

Comment 6. Please confirm that the table setting forth which risks apply to which Fund is correct.

Response. The Registrant has revised the table setting forth which risks apply to which Fund for accuracy.

Fund Summary - Catalyst/Lyons Tactical Allocation Fund

Comment 7. Please confirm supplementally whether investments in junk bonds are a principal strategy of the Fund.

Response. The adviser has confirmed to the Registrant that investments in junk bonds are a principal strategy of the Fund.

Comment 8. In “Principal Risks of Investing in the Fund”, please consider adding allocation risk to the management risk because the adviser could choose the wrong type of security at the wrong time (such as being in equity when it should be in fixed income or vice versa).

Response. The Registrant has added allocation risk to the Fund’s principal risks.

Comment 9. Please confirm whether the Fund will invest in small capitalization companies and add appropriate risk disclosure if so.

Response. The adviser has confirmed to the Registrant that investments in small capitalization companies is not a principal investment strategy of the Fund.

Fund Summary - Catalyst/Lyons Hedged Premium Return Fund

Comment 10. In “Principal Risks of Investing in the Fund”, please consider adding hedging risk because the Fund may not be successful in hedging downside risk.

Response. The Registrant has added the risk requested.

Comment 11. In “Principal Risks of Investing in the Fund”, please consider adding allocation risk to the management risk because the adviser could choose the wrong type of security at the wrong time (such as being in equity when it should be in fixed income or vice versa).

Response. The Registrant has added allocation risk to the Fund’s principal risks.

Fund Summary - Catalyst Hedged Commodity Strategy Fund

Comment 12. Because the Fund uses “hedged” in its name, please include more detail regarding the hedging aspect of the strategy.

Response. The Registrant believes the strategy already discusses the hedging strategies the Fund uses, but it has revised the strategy as follows to use the word “hedge” more explicitly:

The Fund places a strong focus on risk management that is intended to provide consistency of returns and to mitigate the extent of losses. Positions are entered on a continuous basis across different option exercise prices and expiration months. Supported by sophisticated options analysis software, the Fund employs strict risk management procedures to adjust portfolio exposure as necessitated by changing market conditions in order to hedge the Fund’s portfolio.

Comment 13. Please confirm that the Fund will not invest directly in Marketplace Loans and will only invest in them indirectly through other funds and clarify the disclosure regarding this.

Response. The adviser has confirmed to the Registrant that the Fund will not invest directly in Marketplace Loans and will only invest in them indirectly through other funds. The disclosure has been revised as follows:

The Fund also seeks to achieve its investment objective by investing~~, only indirectly through other investment companies, such as closed-end funds,~~ in loans to consumers, small- and mid-sized companies, and other borrowers originated through online platforms that provide a marketplace for lending (“Marketplace Loans”). These investments in Marketplace Loans will be made only indirectly through other investment companies, such as closed-end funds and private funds.

Comment 14. Please explain supplementally how investments in Marketplace Loans is consistent with the Fund’s commodity strategy and the Fund’s name.

Response. The adviser has confirmed to the Registrant that investments in Marketplace Loans are consistent with the Fund’s investment objective of capital appreciation uncorrelated to global equity or commodity markets. The Fund still primarily uses a hedged commodity strategy, which is consistent with its name.

Comment 15. Please confirm supplementally that the Fund will not invest more than 15% of the Fund’s assets in funds relying on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, that the Fund will not invest more than 35% of the Fund’s assets in companies relying on Section 3(c)(9), and that the Fund will not invest more than 15% in illiquid securities. Please also confirm that the Fund will treat investments in hedge funds and private equity funds as illiquid investments.

Response. The adviser has confirmed to the Registrant that the Fund will not invest more than 15% of the Fund’s assets in funds relying on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, that the Fund will not invest more than 35% of the Fund’s assets in companies relying on Section 3(c)(9), and that the Fund will not invest more than 15% in illiquid securities. The Registrant also confirm that the Fund will treat investments in hedge funds and private equity funds as illiquid investments.

Comment 16. Please supplementally confirm whether the Fund will invest in securitized tranches rated below prime. If so, is there any limit on the rating such as B rated? Please also confirm whether the Registrant considers these investments to be illiquid.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in securitized tranches rated below prime.

Comment 17. In the table setting forth which risks apply to which Fund, please move the footnote reference regarding non-principal risks to the individual dots as acquired fund risk and affiliated fund risk are both principal risk of the Fund in item 4.

Response. The Registrant has corrected the table.

SAI:

Comment 18. The SAI describes each Fund as diversified. Please confirm which Funds are diversified and which are non-diversified.

Response. The Registrant has revised the information as requested.

Comment 19. In fundamental investment restriction (f), it mentions the Auctos Multi-Strategy Fund. Please explain why this fund is mentioned here.

Response. The Auctos Multi-Strategy Fund is another series of the Registrant that is usually presented along with the Funds in the same SAI. The reference to the Fund was inadvertently left in the Registration Statement.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins